TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 – 42nd Avenue, Edmonton, Alberta, Canada  T6E 5P8

Telephone: (780) 438-1239  Fax: (780) 438-1249

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

Friday, March 16, 2007

Titan Trading Analytics appoints an additional Trader to its New York Regional Office

Titan Trading Analytics Inc. ("Titan") and its wholly owned subsidiary, Titan Trading USA, are pleased to announce that it has appointed Andrew Pappas, Operations Specialist and Proprietary Trader, to Titan’s New York Regional Office and Trading Team to assist with Titan’s Grey Box (semi-automated) and Black Box (fully-automated) Equity Trading Division under its USA Trading Operations.

Andrew Pappas has spent over 12 years in the brokerage industry and with a primary focus on managing brokerage trading desk operations. Over the last six years Mr. Pappas has been a Proprietary Trader, an Equity Trade Support Representative for the BRUT ECN and most recently an Associate Director of Legal and Compliance for the NASDAQ Stock Market, Inc. Mr. Pappas currently holds his Series 4, 7, 24, 55 and 63 securities licenses.

Mr. Pappas’s appointment is to help continue to grow Titan’s New York Grey Box Trading Operations ahead of the launch of Titan’s proprietary, server-based market data analysis software currently under final stages of development. He will be instrumental with the testing, troubleshooting and then growing ongoing operations of Titan’s Grey Box (semi automated) Proprietary Trading Division as the software comes online later in this quarter.

Titan's Director of US Trading Operations, Philip Carrozza II, says, "Andrew’s background in Equities and Forex Trading Support, Managing Trading Operations, and handling of legal and compliance issues all makes him a tremendous asset to Titan’s growing New York based Grey Box Proprietary Trading Operations." Mr. Pappas adds, “I look forward to bringing my wealth of brokerage experience to Titan’s new brokerage initiative, as well as working on and with Titan’s state of the art black and grey box systems”

For further information, contact Ken W. Powell at:

Phone: (780) 438-1239

This release may contain forward-looking statements within the meaning of the "safe harbor" provisions of U.S. laws. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward looking information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.